WINSTON & STRAWN

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

333 SOUTH GR
LOS ANGELES, CALI

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502


03024335

File No. 82-34719

June 17, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751 or Daniel A. Ninivaggi at (212) 294-6887. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,



Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Daniel A. Ninivaggi, Esq.



NY:787295.1


SECURITAS

File No. 82-34719

Press Release from Securitas AB

June 12, 2003

Securitas acquires regional guarding company in Spain

Securitas' division Security Services Europe has acquired Ebro Vigilancia & Seguridad SA in Zaragoza, Spain in order to strengthen its operations in the Aragon region.

Ebro Vigilancia & Seguridad SA has annual sales in guarding of MEUR 8 (MSEK 73), 300 employees and an operating margin of 7 per cent. The enterprise value of the acquisition (purchase price and assumed net debt) amounts to MEUR 2,8 (MSEK 25) which corresponds to an Enterprise value /EBITA multiple of 5 before synergies. The goodwill of MEUR 1,9 (MSEK 17) will be amortised over 5 years.

The company will be consolidated from June 1st 2003 and contribute positively to the results of the Securitas Group in 2003.

After the acquisition, Securitas Security Services in Spain will have annual sales of MEUR 328 (MSEK 2985) and 13.500 employees.

Further information can be obtained from:

Thomas Berglund, President and CEO +44 (0) 20 8432 6550
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6550
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in Security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200.000 employees in 30 countries in Europe and USA

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70